Exhibit (a)(1)(D)

Form of Election

Name:

Date and Time:

Please identify your eligible option grants and new options grants below. To help you recall your eligible option grants and identify the new option grants, please refer to the personalized information regarding each eligible option grant that you hold, attached to the launch email from Marina Wolfson, our Chief Financial Officer, dated November 9, 2023, and lists: the grant date of the eligible option grant; the per share exercise price of the eligible option grant; the number of vested and unvested shares of our common stock subject to the eligible option grant as of December 11, 2023 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through such date); the number of shares of our common stock subject to the new option grant that would be granted in exchange for the eligible option grant; and the vesting schedule of the new option grant. If you are unable to access your personalized information regarding each eligible option grant that you hold, you may contact Ziv Sonsol, our Director of Finance, by email at zivs@biomx.com or by phone at +972-723942377.

Indicate your decision to tender your eligible options identified below in exchange for new options by selecting “Exchange” choice in the election column.

If you do not want to tender one or more of your eligible options for exchange, select the “Do Not Exchange” choice in the election column for those particular options.

If you do not select the “Exchange” choice with respect to an eligible option, your election with respect to an eligible option will default to “Do Not Exchange”. In that event, the eligible option will not be exchanged.

You may not tender only a portion of an eligible option grant.

Eligible Option Grant						New Option Grant
Grant Date	Per Share Exercise Price	Type of Eligible Option Grant	Shares Underlying Eligible Option Grant	Vested Shares Underlying Eligible Option Grant*	Unvested Shares Underlying Eligible Option Grant*	Shares Underlying New Option Grant**	Type of Option	Vested Shares Underlying New Option Grant***	Unvested Shares Underlying New Option Grant***	Election
☐ Exchange ☐ Do Not Exchange
☐ Exchange ☐ Do Not Exchange
☐ Exchange ☐ Do Not Exchange
☐ Exchange ☐ Do Not Exchange

*	These columns display the number of vested and unvested shares of our common stock subject to the eligible option grant as of December 11, 2023 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through December 11, 2023).

**	The number of new options you receive will depend on the number of eligible options tendered for exchange and will be calculated using an exchange ratio based on the exercise price of your tendered eligible options. Eligible options with an original exercise price of between $1.00 and $4.99 per share will be exchanged on a 1.40:1 basis, or 1.4 eligible options for one new option. Eligible options with an original exercise price of $5.00 and up per share will be exchanged on a 3.80:1 basis, or 3.8 eligible options for one new option.

***	New options will have the same vesting schedule as the exchanged eligible options; provided, however, that no new options may be exercised until one year after the new options are issued. In all events, vesting is subject to continued service with us through the applicable vesting date.

We plan to submit a tax ruling application to the Israel Tax Authority (“ITA”), the subject of which is the exchange of options that were granted under the trustee capital gains route pursuant to Section 102 of the Israeli Income Tax Ordinance (the “Tax Ruling” and “Section 102”, respectively). If the Tax Ruling is obtained, then the new options are expected to be subject to a new 24-month requisite holding period under Section 102, commencing on the new grant date.

Please refer to the offer to exchange (the “Offer”) documents, including Section 9 of the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, for additional vesting terms that may apply to new option grants.

If you change your mind regarding your election, you may change your election to accept or reject the Offer with respect to some or all of your eligible option grants by submitting a new election. The new election must be delivered via email at equity@biomx.com, no later than the expiration date, currently expected to be 11:59 p.m., Israel Time, on December 11, 2023.

Only elections that are actually received by BiomX via email at equity@biomx.com on or before the expiration date will be accepted. Elections submitted by any other means, including hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you have any questions, please direct them to Ziv Sonsol, our Director of Finance, by email at zivs@biomx.com or by phone at +972-723942377.

Please note that our receipt of your election is not by itself an acceptance of your options for exchange. For purposes of the Offer, we will be deemed to have accepted options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance of options for exchange. Options accepted for exchange will be cancelled on the cancellation date, which we presently expect will be December 11, 2023.

This election form does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Exchange Certain Outstanding Stock Options for New Stock Options; (2) the launch email from Marina Wolfson, Chief Financial Officer, dated November 9, 2023, announcing the Offer; and (3) the election terms and conditions attached to the launch email, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, or by contacting Ziv Sonsol, our Director of Finance, by email at zivs@biomx.com or by phone at +972-723942377.

☐ I acknowledge that I have read all the offering materials, which contain the specific terms and conditions of this offering. I acknowledge that, if I change my election, my election in effect at the expiration time (11:59 p.m., Israel Time, on December 11, 2023, unless the offer is extended) will be my final decision.

☐ If I elected to exchange my eligible options for new options, my signature below indicates my agreement to be bound by the terms and conditions of the Chardan Healthcare Acquisition Corp. 2019 Omnibus Long-term Incentive Plan, as amended, and option agreement thereunder. If I elect not to exchange my eligible options for new options, my eligible options will remain outstanding with their current terms.

Name:

Signature: